UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CEC Entertainment, Inc.

(Name of Subject Company)

CEC Entertainment, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Michael H. Magusiak

President and Chief Executive Officer

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

D. Gilbert Friedlander

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 16, 2014, the Company sent the following e-mail to its franchisees. The email also attached a copy of the Press Release that was previously filed by the Company as Exhibit 99.1 to its Current Report on Form 8-K filed on January 16, 2014.

Franchisee Email

Valued Franchisee Partner –

I am pleased to share with you some very exciting news about our Company.

This morning we announced that CEC has entered into an agreement to be acquired by an affiliate of Apollo Global Management, a leading global alternative investment manager, for $54.00 per share. Through this transaction, which values CEC at $1.3 billion, including the assumption of the Company’s outstanding debt, CEC will become a private company. The press release we issued is attached.

This transaction is about leveraging our strengths as the leader in family dining and entertainment and positioning CEC for future success. Apollo recognizes the strength of our position in the marketplace and the momentum our team has worked to create. As a private company following the transaction, we expect to benefit from the increased flexibility we’ll have, which will enable us to continue to execute on our strategic plan to expand in the U.S. and abroad while evolving our offerings to strengthen and grow our position as the leader in family dining and entertainment. CEC will also benefit from Apollo’s deep experience in the restaurant and entertainment industry, as well as access to additional financial resources.

As a bit of background, Apollo manages approximately $113 billion in assets across private equity, credit-oriented capital markets and real estate funds from offices all over the world. They have successfully partnered with dozens of companies like ours across a core group of nine industries – including restaurants and entertainment – strengthen their market positions and grow their businesses.

It’s important to note that today’s announcement is just the first step in the process. Regulatory approvals must be received and shareholders must decide to tender, or sell, their shares as part of the transaction.

We are committed to keeping you informed of key developments as we move towards the completion of the transaction.

We look forward to building upon our relationship with you.

Thank you for your continued commitment to CEC.

Best,

Richard M. Frank	Michael H. Magusiak
Executive Chairman	President & Chief Executive Officer

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Additional Information and Where to Find It

The tender offer for the outstanding shares of CEC Entertainment, Inc. referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Apollo and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Apollo and its acquisition subsidiary will file tender offer materials on Schedule TO, and CEC Entertainment, Inc. thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF CEC ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CEC SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of CEC at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting CEC Entertainment, Inc. at 4441 W. Airport Freeway, Irving, TX 75062, Attention: Tiffany B. Kice, (972) 258-4525.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, CEC files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by CEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. CEC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Statements herein regarding the proposed transaction among Apollo and CEC, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations and the intent of any parties about future actions constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs, expectations and assumptions and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, among other things, risks relating to the expected timing, consummation, and financial benefits of the tender offer and the merger. Apollo and CEC believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to Apollo and CEC or persons acting on Apollo’s or CEC’s behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and Apollo and CEC undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in CEC’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2012 and subsequent filings, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.